UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 30, 2012

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: November 23, 2012	By:	/s/ Michael Kraft
Michael Kraft President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the nine-month period ended September 30, 2012

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Financial Statements
As at September 30, 2012

Notice to Reader

Management has compiled the Condensed Consolidated Interim Financial Statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Condensed Consolidated Interim Balance Sheet as at September 30, 2012 and the Condensed Consolidated Interim Statements of Comprehensive Income, Changes in Equity and Cash Flows for the nine months then ended.  All amounts are stated in Canadian Dollars. An accounting firm has not reviewed or audited these Condensed Consolidated Interim Financial Statements and Management Discussion and Analysis thereon.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Financial Statements
As at September 30, 2012

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Balance Sheet
As at September 30, 2012
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	September 30, 2012	December 31, 2011
ASSETS
Current Assets

Cash and cash equivalents		$98,872	$482,767
Accounts receivable	5	981,560	1,175,330
Prepaid and other receivables		173,224	103,618

		1,253,655	1,761,715
Non-Current Assets

Property and equipment, net	6	40,771	48,321
Intangibles, net	7	900,402	1,099,521
Goodwill		139,618	139,618

TOTAL ASSETS		$2,334,446	$3,049,175

LIABILITIES AND EQUITY

Current Liabilities

Accounts payable		$548,026	$373,521
Accrued liabilities		323,543	335,820
Loans payable	8	1,140,000	890,000

TOTAL LIABILITIES		2,011,569	1,599,341

Equity

Share capital	9	18,014,347	17,925,347
Warrants	11	1,046,365	1,046,365
Share-based payment reserve		2,318,126	2,130,735
Accumulated other comprehensive income		(11,025)	(86,760)
Deficit		(21,044,936)	(19,565,853)

TOTAL EQUITY		322,877	1,449,834

TOTAL LIABILITIES AND EQUITY		$2,334,446	$3,049,175

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Michael Kraft	/s/ Tommy Gang
Director	Director

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statement of Comprehensive Income
For the nine-months ended September 30, 2012 and 2011
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

		For the three months ended September 30		For the nine months ended September 30
	Notes	2012	2011	2012	2011

Revenue		$129,424	$349,544	$1,124,514	$1,106,118

Expenses

Selling, general and administrative expenses		475,975	642,788	1,659,255	1,841,660
Share-based payment		145,608	55,883	187,391	587,268
Direct costs		32,183	34,322	173,092	159,811
Amortization – publishing development costs		-	-	-	16,501
Depreciation – property and equipment	6	2,463	3,149	7,362	9,276
Amortization – intangibles	7	83,445	601,385	277,688	1,844,894
Total Expenses		739,674	1,337,527	2,304,788	4,459,410

Loss from Operations		(610,250)	(987,983)	(1,180,274)	(3,353,292)

Net Finance Charges

Interest expense		41,633	13,866	102,244	77,502
Foreign exchange (gain) / loss		81,128	(154,668)	88,198	(29,370)

Loss before Tax		(733,011)	(847,181)	(1,370,716)	(3,401,424)

Income Tax Expense		10,930	11,115	108,367	95,811

Loss for the Period – Continuing Operations		(743,941)	(858,296)	(1,479,083)	(3,497,235)

Other Comprehensive Income

Exchange differences on translating foreign operations		53,889	(141,255)	75,735	(166,288)

Total Comprehensive Loss, Net of Tax		$(690,052)	$(999,551)	$(1,403,348)	$(3,663,523)

Loss per Share
Basic and Diluted		$(0.03)	$(0.05)	$(0.07)	$(0.20)

Weighted Number of Common Shares Outstanding
Basic and Diluted		20,622,288	20,543,177	20,562,684	18,582,366

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statement of Changes in Equity
For the nine-months ended September 30, 2012
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued share capital		Share		Accumulated
	Number of shares	Amount	based payment reserve	Warrants	other comprehensive income	Deficit	Total equity

Balance as at January 1, 2011	13,949,189	$15,131,192	$1,612,621	-	$(4,181)	$(14,848,806)	$1,890,826
Loss for the period / year	-	-	-	-	-	(3,497,235)	(3,497,235)
Issued shares – equity financing	5,557,001	3,053,985	-	-	-	-	3,053,985
Issued shares – balance of ELL Technologies Limited acquisition payment due	1,036,987	786,535	-	-	-	-	786,535
Warrants issued	-	(792,058)	-	792,058	-	-	-
Other comprehensive income / (loss)	-	-	-	-	(166,288)	-	(166,288)
Share-based payments charged to operations	-	-	587,268	-	-	-	587,268
Balance as at September 30, 2011	20,543,177	18,179,654	2,199,889	792,058	(170,469)	(18,346,041)	2,655,091
Loss for the period / year	-	-	-	-	-	(1,219,812)	(1,219,812)
Other comprehensive income / (loss)	-	-	-	-	83,709	-	83,709
Warrants issued	-	(254,307)	-	254,307	-	-	-
Share-based payments charged to operations	-	-	(69,154)	-	-	-	(69,154)

Balance as at December 31, 2011	20,543,177	17,925,347	2,130,735	1,046,365	(86,760)	(19,565,853)	1,449,834

Loss for the period	-	-	-	-	-	(1,479,083)	(1,479,083)
Issued shares – bonus shares	356,000	89,000	-	-	-	-	89,000
Share-based payments charged to operations	-	-	187,391	-	-	-	187,391
Other comprehensive Loss	-	-	-	-	75,735	-	75,735
Balance as at September 30, 2012	20,899,177	$18,014,347	$2,318,126	$1,046,365	$(11,025)	$(21,044,936)	$322,877

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Condensed Consolidated Interim Statement of Cash Flows
For the nine-months ended September 30, 2012
(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	For the three months ended September 30		For the nine months ended September 30
	2012	2011	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES

Loss before Tax	$(690,052)	$(999,551)	$(1,403,348)	$(3,663,523)

Adjustments to Net Profit for Non Cash Items:

Depreciation / amortization	85,908	604,533	285,050	1,870,669
Amortization – deferred financing charges	5,364	-	5,364	-
Share-based payment	145,608	55,883	187,391	587,268
Unrealized foreign exchange gain	(7,688)	49,604	(15,358)	52,952

Operating Loss before Working Capital Changes	(460,860)	(289,531)	(940,901)	(1,152,634)

Working Capital Adjustments:

(Increase)/decrease in accounts receivable	(14,906)	139,395	193,770	138,331
(Increase)/decrease in prepaid and other receivables	(22,883)	57,095	19,394	(319,509)
Increase/(decrease) in accounts payable	85,162	90,505	174,504	(531,979)
Increase/(decrease) in accrued liabilities	(8,989)	(31,086)	(12,277)	(332,449)

Cash Generated from / (used in) Operations	(376,710)	(33,622)	(565,551)	(2,198,240)

CASH FLOWS FROM INVESTING ACTIVITIES

Expenditures on software & web development costs	(38,525)	(30666)	(68,383)	(132,087)
Purchase of property, plant and equipment	-	(891)	-	(891)

Net Cash Flows Generated from / (used in) Investing Activities	(38,525)	(31,557)	(68,383)	(132,978)

CASH FLOWS FROM FINANCING ACTIVITIES

Share capital issue during the period	-	-	-	3,320,200
Share issue costs	-	(22,850)	-	(266,215)
Increase/(decrease) in loans payable	250,000	(50,000)	250,000	(1,410,729)
Balance of acquisition payment due - settled by shares	-	-	-	777,229

Net Cash Flows Generated from / (used in) Financing Activities	250,000	(72,850)	250,000	2,420,485

NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	(165,237)	(138,030)	(383,895)	89,267

Cash and Cash Equivalents at the Beginning of the Period	264,109	458,203	482,767	230,906

Cash and Cash Equivalents at the End of the Period	$98,872	$320,173	$98,872	$320,173

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange and inter-listed on the OTC Bulletin Board. The condensed consolidated interim financial statements of the Company as at and for the quarter ended September 30, 2012 comprise the Company and its subsidiaries.

Lingo Media is an ESL industry acquisition company in online and print-based education product and services.  The Company is focused on English language learning on an international scale through its four distinct business units: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (“Lingo Learning”).  ELL Technologies is a globally-established English language multi-media and online training company marketed under the Q Group brand.  Parlo is a fee-based online English language training and assessment service.  Speak2Me is a free-to-consumer advertising-based online English language learning service in China.  Lingo Learning is a print-based publisher of English learning language programs in China.

The head office, principal address and registered and records office of the Company are located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPARATION

2.1     Statement of compliance and going concern

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities in the normal course of business. The Company has a working capital deficiency as at September 30, 2012 and has incurred significant losses recurring over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through share issuance, borrowing, sales contracts and distribution agreements. There are no assurances that the Company will be successful in achieving these goals.

The condensed consolidated interim financial statements for the period ended September 30, 2012 (including comparatives) were approved and authorized for issue by the board of directors on November 23, 2012.

2.2     Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis. The comparative figures presented in these condensed consolidated interim financial statements are in accordance with IFRS.

2.3     Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and the entities controlled by the Company (i.e. subsidiaries) as at September 30, 2012 (the “Group”). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency and presentation currency. The functional currency of its Lingo Learning and Speak2Me subsidiaries is Chinese Renminbi (“RMB”) and the functional currency of its ELL Technologies subsidiary is the United States Dollar (“US$”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:
•	Determination of functional and presentation currency
•	Determination of impairment loss
•	Income taxes
•	Valuation of share-based payments

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements for the year ended December 31, 2011.

5.	ACCOUNTS RECEIVABLE

Accounts receivable includes trade receivables and grant receivables as follows:

	September 30, 2012	December 31, 2011
Trade receivable	$803,512	$1,042,730
Grants receivable	178,048	132,600
	$981,560	$1,175,330

6.	PROPERTY AND EQUIPMENT

Cost, January 1, 2011	$209,733
Additions	2,585
Effect of foreign exchange	844
Cost, December 31, 2011	$213,162
Additions
Effect of foreign exchange	(1,255)
Cost, September 30, 2012	$211,907

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

6.	PROPERTY AND EQUIPMENT (Cont’d)

Accumulated depreciation, January 1, 2011	151,572
Charge for the year	58,159
Effect of foreign exchange	(44,890)
Accumulated depreciation, December 31, 2011	$164,841
Charge for the period	7,362
Effect of foreign exchange	(1,067)
Accumulated depreciation, September 30, 2012	$171,136

Net book value, January 1, 2011	$58,161
Net book value, December 31, 2011	$48,321
Net book value, September 30, 2012	$40,771

7.	INTANGIBLES

In October 2007, the Company acquired Speak2Me, a software company combining speech recognition and animation technology for the teaching and practice of spoken English.  From that point until late 2009, the Company continued to develop this technology and capitalized it as software and web development costs.  Upon acquisition of ELL Technologies Limited in 2010, the Company started capitalizing costs related to their new software and web development initiatives.

September 30, 2011	Cost	Accumulated Amortization	Net
Software and web development(i)	$6,673,437	$5,328,788	$1,344,649
Content platform(ii)	1,477,122	394,774	1,082,348
Customer relationships(iii)	130,000	86,860	43,140
	$8,280,559	$5,810,422	$2,470,137

December 31, 2011	Cost	Accumulated Amortization	Net
Software and web development(i)	$5,931,786	$5,865,705	$66,081
Content platform(ii)	1,477,112	470,214	1,006,898
Customer relationships(iii)	130,000	103,458	26,542
	$7,538,898	$6,439,377	$1,099,521

September 30, 2012	Cost	Accumulated Amortization	Net
Software and web development(i)	$306,566	$191,302	$115,264
Content platform(ii)	1,477,122	691,984	785,138
Customer relationships(iii)	130,000	130,000	-
	$1,913,688	$1,013,286	$900,402

(i)
The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. At December 31, 2011, management assessed the value of this asset and found it to be impaired. Accordingly, an impairment loss of $703,600 was recorded.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

7.	INTANGIBLES (Cont’d)

(ii)
In 2010, the Company acquired a content platform from its acquisition of ELL Technologies, which was already commercialized.  The content platform costs are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 5 years.

(iii)
In 2010, the Company acquired customer relationships from its acquisition of ELL Technologies.  The customer relationships are being amortized on a straight-line basis over the useful life of the assets which is estimated to be 2 years. As at June 30, 2012, this asset is fully amortized.

8.	LOANS PAYABLE

	September 30, 2012	December 31, 2011
Loans payable, interest bearing at 9% per annum with monthly interest payments, secured by a general security agreement and due on September 8, 2013(i).	890,000	890,000
Loans payable, interest bearing at 12% per annum(ii) with monthly interest payments, secured by accounts receivable and due on January 31, 2013	250,000	-
	$1,140,000	$890,000

(i)
On September 8, 2012, the Company extended the term of the $890,000 loan originally advanced on Sept. 8, 2010, and extended for a further one-year term on Sept. 8, 2011. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 356,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a deemed issue price of $0.25 per common share.

(ii)	Included in the $250,000 loans is a loan in the amount of $100,000 to a related party as disclosed in Note 15.

9.        SHARE CAPITAL

a)	Common shares - Authorized

Unlimited number of preference shares with no par value
Unlimited number of common shares with no par value

b)	Common shares - Transactions:

(i)
On March 4, 2011, the Company closed a non-brokered private placement financing of 2,500,000 units (each a "Unit") at $0.60 per Unit and an over-allotment of 1,158,668 Units for gross proceeds of $2,195,200 (the "Financing").  Each Unit is comprised of one common share (each a "Common Share") in the capital of the Company and one non-transferable common share purchase warrant (each a "Warrant").  Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until September 4, 2012.  The Warrants are callable, at the option of Lingo Media, after July 5, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

In connection with the Financing, the Company agreed to pay a 7% finder's fee payable in cash (the "Cash Finder's Fee") or Units (the "Finder's Units") to eligible persons (the "Finders"), along with finder's warrants ("Finder's Warrants") equal to 6% of the Units placed by the Finder in the Financing.  Each Finder Unit entitles the holder to one Common Share and one Warrant.  Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo Media at $0.60 until September 4, 2012.  On closing, the Company issued 23,333 Finder's Units, 151,620 Finder's Warrants which have expired and paid a $92,135 Cash Finder's Fee to the Finders. The lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this financing.

The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.78% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 83% and a weighted average expected life of 1.5 years.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

c)	Common shares - Transactions: (Cont’d)

On August 23, 2012, the expiry date of the Warrants was extended for additional 18 months to March 4, 2014.

(ii)
On May 11, 2011, Lingo Media closed a non-brokered private placement financing of 1,875,000 units at $0.60 per Unit for gross proceeds of $1,125,000 (the "Second Financing").  Each Unit is comprised of one common share in the capital of the Company and one non-transferable common share purchase warrant.  Each Warrant entitles the holder to purchase one Common Share at an exercise price of $0.75 per share until November 11, 2012. The Warrants are callable, at the option of Lingo Media, after September 11, 2011 in the event its Common Shares trade at or over $1.20 per share for 10 consecutive trading days.

In connection with the Second Financing, the Company agreed to pay a 7% Cash Finder’s Fee along with Finder's Warrants equal to 6% of the Units placed by the Finder in the Financing.  Each Finder's Warrant entitles the holder to acquire one Common Share of Lingo at $0.60 until November 11, 2012.  On closing, the Company issued 78,900 Finder's Warrants which have expired and paid a $55,230 Cash Finder's Fee to the Finders. The lenders waived their right to be repaid $0.50 of every $1.00 raised by Lingo Media through this Second Financing.

The warrants were valued using the Black-Scholes pricing model using the following assumption: weighted average risk free interest rates of 1.51% weighted average expected dividend yields of NIL, the weighted average expected common stock price volatility (based on historical trading) of 65% and a weighted average expected life of 1.5 years.

On August 23, 2012, the expiry date of the Warrants from the Second Financing was extended for an additional 18 months to May 11, 2014.

(iii)
On June 3, 2011, the Company issued 1,036,987 common shares (the "Payment Shares") as the second and final payment representing the US$763,729 (CAD$786,535) balance payable to SCP Partners, for the acquisition of ELL Technologies.  This payment was made pursuant to the purchase agreement between Lingo Media and SCP Partners announced on May 13, 2010, whereby Lingo Media acquired all of issued and outstanding shares of ELL Technologies.  The Payment Shares are subject to a four month regulatory hold period from the date of issuance and are also subject to a 24 month lock-up and leak-out agreement whereby the Payment Shares will be held in escrow and released in a monthly leak-out of equal instalments of 43,208 shares released each month.

(iv)
On September 8, 2012, the Company extended the term of the $890,000 loan originally advanced on Sept. 8, 2010, and extended for a further one-year term on Sept. 8, 2011. As additional consideration for the extension of the loan, the Company issued to the lenders an aggregate of 356,000 common shares of Lingo Media. The common shares were issued based on 10 per cent of the value of the loan, divided by a deemed issue price of $0.25 per common share.

10.     STOCK OPTIONS

In December 2011, the Company amended its stock option plan (the “2011 Plan“).  The 2011 Plan was established to provide an incentive to employees, officers, directors and consultants of the Company and its subsidiaries.  The maximum number of shares which may be reserved for issuance under the 2011 Plan is limited to 4,108,635 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan and the 2009 Plan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2011 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

10.     STOCK OPTIONS (Cont’d)

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount.  The exercise period of the options granted cannot exceed 10 years.  Options granted under the 2011 Plan do not have any required vesting provisions. The Board of Directors of the Company may, from time to time, amend or revise the terms of the 2011 Plan or may terminate it at any time.
The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding as at January 1, 2011	708,356	$1.27
Granted	1,922,000
Expired	(14,286)
Forfeited	(195,000)
Outstanding as at September 30, 2011	2,421,070	$0.91
Forfeited	(396,000)
Outstanding as at December 31, 2011	2,035,070	$0.89
Expired	(227,570)
Forfeited	(243,500)
Outstanding as at September 30, 2012	1,564,000	$0.90

Options exercisable as at January 1, 2011	658,356	$1.24
Options exercisable as at September 30, 2011	1,737,350	$1.12
Options exercisable as at December 31, 2011	1,600,763	$0.95
Options exercisable as at September 30, 2012	1,426,000	$0.93

The following table summarizes information about stock options outstanding at September 30, 2012:

	Options Exercisable			Options Outstanding
Expiry Date	Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
1/12/2013	85,000	0.54	0.70	85,000	0.70
3/10/2013	15,000	0.69	1.40	15,000	1.40
4/10/2013	50,000	0.78	1.70	50,000	1.70
4/22/2013	5,000	0.81	2.00	5,000	2.00
6/26/2013	25,000	0.99	1.80	25,000	1.80
5/1/2014	121,500	1.58	1.75	121,500	1.75
2/15/2016	1,024,500	3.38	0.78	1,162,500	0.80
2/22/2016	100,000	3.40	0.70	100,000	0.70
	1,426,000			1,564,000

The weighted average grant-date fair value of options granted to management, employees, directors and consultants has been estimated at $0.60 (2011 - $0.47) using the Black-Scholes option-pricing model. The estimated fair value of the options granted is expensed over the options vesting periods.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

10.     STOCK OPTIONS (Cont’d)

The pricing model assumes the weighted average risk free interest rates of 1.50% (2011 – 1.78%) weighted average expected dividend yields of NIL (2011 – NIL), the weighted average expected common stock price volatility (based on historical trading) of 80% (2011 – 81%) and a weighted average expected life of 5 years (2011 – 5 years), which were estimated based on past experience with options and option contract specifics

11.     WARRANTS

The following summarizes the warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series		Number of Warrants	Weighted Average Exercise Price
January 1, 2011				Nil	Nil
Issued	0.61	2011	a	3,658,668	0.75
Issued	0.38	2011	b	1,875,000	0.75
December 31, 2011				5,533,668
September 30, 2012				5,533,668

The following summarizes the compensation warrants outstanding:

	Weighted Average Remaining Contractual Life (Years)	Series		Number of Warrants	Weighted Average Exercise Price
January 1, 2011				Nil	Nil
Issued	-	2011	a	151,620	0.60
Issued	-	2011	b	78,900	0.60
December 31, 2011				230,520
Expired	-	2011		(230,520)
September 30, 2012				Nil

12.     FINANCIAL INSTRUMENTS

Fair values

The carrying value of cash and cash equivalent and accounts and grants receivable, approximates its fair value due to the liquidity of this instrument. The carrying value of accounts payables and accrued liabilities and loans payables approximates its fair value due to the requirement to extinguish the liability on demand.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk and liquidity risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below.

Management oversees and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner. The Board of Directors reviews and agrees on policies for managing each of these risks which are summarized below.

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

12.     FINANCIAL INSTRUMENTS (Cont’d)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries. The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in foreign currencies.

Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due.  The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days.  At September 30, 2012, the Company had cash and cash equivalent of $98,872, accounts and grants receivable of $981,560 and prepaid and other receivables of $173,224 to settle current liabilities of $2,011,569.

13.     CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products and services, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.  There has been no change to the Company’s capital management.

14.     SEGMENTED INFORMATION

The Company operates two distinct reportable business segments as follows:

Print-based English Language Learning: Lingo Learning Inc. ("Lingo Learning") is a print-based publisher of English language learning programs for the school market in China.

Online English Language Learning: ELL Technologies, a subsidiary acquired in 2010, is a globally-established English language learning multi-media and online training company marketed under the Q Group brand.  Parlo is a fee-based online English language training and assessment service.  Speak2Me, a subsidiary acquired in 2007, is a free-to-customer advertising-based online English language learning service in China.

Segmented Information for Nine Months Ended September 30, 2012 (Before Other Financial Items Below)

	Online	Print-Based
	English	English
	Language	Language
	Learning	Learning	Total
Revenue	434,869	689,645	1,124,514
Acquisition of property and equipment	-	-	-
Segment assets	1,274,833	1,059,613	2,334,446
Segment income (loss)	(1,098,467)	(2,783)	(1,101,250)

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

14.	SEGMENTED INFORMATION (Cont’d)

For Print-Based English Language Learning Segment

	September 30, 2012	September 30, 2011
Revenue	689,645	592,629
Segment assets	1,059,613	888,645
Segment income (loss)	(2,783)	(1,121,943)

For Online English Language Learning Segment

	September 30, 2012	September 30, 2011
Revenue	434,869	513,489
Segment assets	1,274,833	,300,985
Segment income (loss)	(1,098,467)	(1,739,892)

	September 30, 2012	September 30, 2011
Print-Based English Language Learning segment income (loss)	(2,783)	(1,121,943)
Online English Language Learning segment income (loss)	(1,098,467)	(1,739,892)
Foreign exchange	(88,198)	29,370
Interest and other financial	(102,244)	(77,502)
Share-based payments	(187,391)	(587,268)
Other comprehensive income	75,735	(166,288)

Total Comprehensive Loss	$(1,403,348)	$(3,663,523)

Revenue by Geographic Region

	2012	2011
China	$695,393	$759,709
Other	429,121	346,409
	$1,124,514	$1,106,118

Identifiable Assets

	2012	2011
Canada	$2,291,769	$3,978,292
China	42,677	211,338
	$2,334,446	$4,189,630

	Online	Print-Based
	English	English
	Language	Language
	Learning	Learning	Total
Segment assets	$1,274,833	$1,059,613	$2,334,446
Current assets	216,514	1,037,141	1,253,655
Long-term assets	1,058,320	22,471	1,080,791

LINGO MEDIA CORPORATION
Notes to Condensed Consolidated Interim Financial Statements
September 30, 2012
(Unaudited - See Notice to Reader)

15.     RELATED PARTY BALANCES AND TRANSACTIONS

For the nine months ended September 30, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	In 2012, the Company charged $5,000 (2011 - $38,500) to a corporation with one director in common for rent.

(b)
Management compensation was $288,000 (2011 – $343,980) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company. As of September 30, 2012, $274,970 of management compensation is deferred and included in accounts payable.

(c)
At September 30, 2012, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 (2011 - $435,000) bearing interest at 9% per annum.  Interest expense related to these loans is $29,389 (2011 - $29,437).

In the third quarter, the Company secured loans in the amount of $250,000, bearing interest at 12% per annum, secured by accounts receivable and due on January 31, 2012. Included in $250,000 loans is a loan in the amount of $100,000 due to a related party.

(d)	Common shares issued for extension of the $890,000 loan include 174,000 shares issued to corporations controlled by directors and officer of the Company.

16.     SUPPLEMENTAL CASH FLOW INFORMATION

	2012	2011
Income taxes and other taxes paid	$108,367	$84,696
Interest paid	$96,880	$63,636
Balance of ELL Technologies acquisition payment due settled by shares	$-	$777,229
Financing changes paid through issuance of common shares	$89,000	$-